Filed by Anixter International Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Anixter International Inc.

Commission File No.: 001-10212

Date: February 28, 2020

NEWS RELEASE WESCO International, Inc. / Suite 700, 225 West Station Square Drive / Pittsburgh, PA 15219

WESCO International Announces Expiration of HSR Waiting Period and

Conference Call to Provide Update on Merger with Anixter International

PITTSBURGH, February 28, 2020 /PRNewswire/ — WESCO International, Inc. (NYSE: WCC), a leading provider of electrical, industrial, and communications MRO and OEM products, construction materials, and advanced supply chain management and logistics services, today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”), as amended, in connection with its previously announced merger with Anixter International Inc., expired at 11:59 p.m. ET on February 26, 2020. The expiration of the HSR Act waiting period satisfies one of the conditions to the closing of the proposed transaction, which remains subject to other customary closing conditions, including receipt of Anixter stockholder approval and other regulatory approvals.

Conference Call to Provide Merger Update

WESCO Chairman, President, and Chief Executive Officer John Engel and Chief Financial Officer Dave Schulz will hold a conference call on Tuesday, March 3, 2020 at 7:30 a.m. ET to provide an update on the merger with Anixter International. The live audio webcast and presentation slides will be accessible via WESCO’s Investor Relations website, www.wesco.investorroom.com. Dial-in details are below.

Raymond James Conference Presentation

WESCO will present at the Raymond James Institutional Investors Conference on Tuesday, March 3, 2020 at 4:00 p.m. ET. The live audio webcast and presentation slides will be accessible via WESCO’s Investor Relations website, www.wesco.investorroom.com.

Conference Call Dial-In

Live Access	Replay Access
US Participant Dial-in: 1-877-443-5356 International Participant Dial-in: 1-412-902-6614 Canada Participant Dial-in: 1-855-669-9657 Confirmation Code: Ask for the “WESCO” conference call	US Replay: 1-877-344-7529 International Replay: 1-412-317-0088 Canada Replay: 1-855-669-9658 Confirmation Code: 10139787 Replay available until March 10, 2020

WESCO Contact:

Will Ruthrauff

Director, Investor Relations and Corporate Communications

WESCO International, Inc.

(412) 454-4220

investorrelations@wesco.com

About WESCO

WESCO International, Inc. (NYSE: WCC), a publicly traded FORTUNE 500® holding company headquartered in Pittsburgh, Pennsylvania, is a leading provider of electrical, industrial, and communications maintenance, repair and operating (MRO) and original equipment manufacturer (OEM) products, construction materials, and advanced supply chain management and logistic services. 2019 annual sales were approximately $8.4 billion. The company employs approximately 9,500 people, maintains relationships with approximately 30,000 suppliers, and serves approximately 70,000 active customers worldwide. Customers include commercial and industrial businesses, contractors, government agencies, institutions, telecommunications providers, and utilities. WESCO operates 11 fully automated distribution centers and approximately 500 branches in North America and international markets, providing a local presence for customers and a global network to serve multi-location businesses and multi-national corporations.

About Anixter

Anixter International is a leading global distributor of Network & Security Solutions, Electrical & Electronic Solutions and Utility Power Solutions. The company helps build, connect, protect, and power valuable assets and critical infrastructures. From enterprise networks to industrial MRO supply to video surveillance applications to electric power distribution, Anixter offers full-line solutions, and intelligence, that create reliable, resilient systems that sustain businesses and communities. Through Anixter’s unmatched global distribution network along with its supply chain and technical expertise, the company helps lower the cost, risk and complexity of its customers’ supply chains.

Anixter adds value to the distribution process by providing over 100,000 customers access to 1) innovative supply chain solutions, 2) nearly 600,000 products and over $1.0 billion in inventory, 3) 309 warehouses/branch locations with over 9.0 million square feet of space and 4) locations in over 300 cities in approximately 50 countries. Founded in 1957 and headquartered near Chicago, Anixter trades on the New York Stock Exchange under the symbol AXE.

Additional information about Anixter is available at www.anixter.com.

Forward-Looking Statements

All statements made herein that are not historical facts should be considered as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. These statements include, but are not limited to, statements regarding the expected completion and timing of the proposed transaction between WESCO International, Inc. (“WESCO”) and Anixter International Inc. (“Anixter”), expected benefits and costs of the proposed transaction, and management plans relating to the proposed transaction, and statements that address WESCO’s expected future business and financial performance and other statements identified by words such as anticipate, plan, believe, estimate, intend, expect, project, will and similar words, phrases or expressions. These forward-looking statements are based on current expectations and beliefs of WESCO’s management as well as assumptions made by, and information currently available to, WESCO’s management, current market trends and market conditions and involve risks and uncertainties, many of which are outside of WESCO’s and WESCO’s management’s control, and which may cause actual results to differ materially from those contained in forward-looking statements. Accordingly, you should not place undue reliance on such statements. Certain of these risks are set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, as well as the Company’s other reports filed with the U.S. Securities and Exchange Commission (the “SEC”).

These risks, uncertainties and assumptions also include the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction between WESCO and Anixter that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Anixter may not adopt the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of WESCO’s common stock, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of WESCO or Anixter to retain customers and retain and hire key personnel and maintain relationships with their suppliers, customers and other business relationships and on their operating results and businesses generally, the risk that the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond WESCO’s control.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, WESCO filed on February 7, 2020 a registration statement on Form S-4 with the SEC, which includes a preliminary prospectus of WESCO and a preliminary proxy statement of Anixter, and each party will file other documents regarding the proposed transaction with the SEC. The registration statement has not yet become effective and the proxy statement/prospectus included therein is in preliminary form. INVESTORS AND SECURITY HOLDERS OF WESCO AND ANIXTER ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WESCO, ANIXTER AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Anixter’s stockholders. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and other documents filed with the SEC by WESCO or Anixter through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by WESCO will be available free of charge on WESCO’s website at http://wesco.investorroom.com/sec-filings and copies of the documents filed with the SEC by Anixter will be available free of charge on Anixter’s website at http://investors.anixter.com/financials/sec-filings.

Participants in the Solicitation

WESCO and Anixter and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies from Anixter shareholders with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of WESCO is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 24, 2020, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 15, 2019. Information about the directors and executive officers of Anixter is set forth in its Annual Report on Form 10-K for the year ended January 3, 2020, which was filed with the SEC on February 20, 2020, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 18, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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